SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2018 – June 30, 2018) filed with the Tokyo Stock Exchange on Monday July 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 30, 2018	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer
ORIX Corporation

Consolidated Financial Results

April 1, 2018 – June 30, 2018

July 30, 2018

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2018 to June 30, 2018

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Three Months Ended June 30, 2018

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2018	603,917	(23.8%)	91,995	0.0%	110,954	(18.2%)	79,947	(10.9%)
June 30, 2017	792,297	34.8%	91,980	5.2%	135,611	14.5%	89,712	16.9%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥75,118 million for the three months ended June 30, 2018 (year-on-year change was a 20.3% decrease) and ¥94,298 million for the three months ended June 30, 2017 (year-on-year change was a 98.3% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2018	62.46	62.41
June 30, 2017	69.81	69.76

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2018	11,371,902	2,834,950	2,712,205	23.9%
March 31, 2018	11,425,982	2,798,874	2,682,424	23.5%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2018	—	27.00	—	39.00	66.00
March 31, 2019	—	—	—	—	—

March 31, 2019 (Est.)	—	30.00	—	—	—

*Note 3:	Estimated dividend amount for the fiscal year ending March 31, 2019 has not yet been determined.

3. Targets for the Year Ending March 31, 2019 (Unaudited)

In order to facilitate a better understanding of our medium- and long- term growth projections by our shareholders and potential investors, we decided to include our medium-term strategic directions in this document. For details, refer to “1. Summary of Consolidated Financial Results (3) Medium-Term Strategic Directions FY2019-2021” on page 9.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,629,128 as of June 30, 2018, and 1,324,495,728 as of March 31, 2018.

2. The number of treasury shares was 42,843,503 as of June 30, 2018, and 42,843,413 as of March 31, 2018.

3. The average number of outstanding shares was 1,280,053,507 for the three months ended June 30, 2018, and 1,285,000,634 for the three months ended June 30, 2017.

The Company’s shares held through the Board Incentive Plan Trust (1,651,443 shares as of June 30, 2018 and 1,651,443 shares as of March 31, 2018) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2018

		Three months ended June 30, 2017	Three months ended June 30, 2018	Change
				Amount	Percent
Total Revenues	(millions of yen)	792,297	603,917	(188,380)	(24)%
Total Expenses	(millions of yen)	700,317	511,922	(188,395)	(27)%
Income before Income Taxes	(millions of yen)	135,611	110,954	(24,657)	(18)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	89,712	79,947	(9,765)	(11)%
Earnings Per Share (Basic)	(yen)	69.81	62.46	(7.35)	(11)%
(Diluted)	(yen)	69.76	62.41	(7.35)	(11)%
ROE (Annualized) *1	(%)	14.3	11.9	(2.4)	—
ROA (Annualized) *2	(%)	3.18	2.81	(0.37)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2018 to June 30, 2018)

Total revenues for the three months ended June 30, 2018 (hereinafter, “the first consolidated period”) decreased 24% to ¥603,917 million compared to ¥792,297 million during the same period of the previous fiscal year. Despite an increase in life insurance premiums in line with an increase in in-force policies, life insurance premiums and related investment income in the life insurance business decreased due to a decrease in investment income from assets under variable annuity and variable life insurance contracts, as compared to the same period of the previous fiscal year during which period market conditions had improved significantly. In addition, sales of goods and real estate decreased due primarily to decreasing revenues generated by subsidiaries in the principal investment business. On the other hand, services income increased due primarily to large gains from sales of property under facility operations, and increasing revenues generated by subsidiaries in the principal investment business.

Total expenses decreased 27% to ¥511,922 million compared to ¥700,317 million during the same period of the previous fiscal year. Costs of goods and real estate sold and life insurance costs decreased in line with the aforementioned decreased revenues. In addition, services expense increased in line with the aforementioned increased revenues.

Equity in net income of affiliates decreased mainly due to the recognition of significant gains on sales of investments in real estate joint ventures compared to the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes for the first consolidated period decreased 18% to ¥110,954 million compared to ¥135,611 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders decreased 11% to ¥79,947 million compared to ¥89,712 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period decreased 16% to ¥113,431 million compared to ¥134,422 million during the same period of the previous fiscal year.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

	Three months ended June 30, 2017 (millions of yen)	Three months ended June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	25,456	25,004	(452)	(2)
Segment Profits	10,225	7,820	(2,405)	(24)

	As of March 31, 2018 (millions of yen)	As of June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	991,818	976,117	(15,701)	(2)

Segment revenues decreased 2% to ¥25,004 million compared to ¥25,456 million during the same period of the previous fiscal year due to a decrease in finance revenues from decreases in average investment balance in direct financing leases and installment loans despite an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers.

Segment expenses decreased due to a decrease in selling, general and administrative expenses.

As a result of the foregoing and due to the recognition of gains on sales of subsidiaries and affiliates during the same period of the previous fiscal year, segment profits decreased 24% to ¥7,820 million compared to ¥10,225 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥976,117 million compared to the end of the previous fiscal year due to decreases in investment in direct financing leases and installment loans.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Three months ended June 30, 2017 (millions of yen)	Three months ended June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	68,346	69,858	1,512	2
Segment Profits	9,894	9,696	(198)	(2)

	As of March 31, 2018 (millions of yen)	As of June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	847,190	855,286	8,096	1

Segment revenues increased 2% to ¥69,858 million compared to ¥68,346 million during the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment expenses increased in line with the aforementioned revenue increases.

As a result of the foregoing, segment profits decreased 2% to ¥9,696 million compared to ¥9,894 million during the same period of the previous fiscal year.

Segment assets increased 1% to ¥855,286 million compared to the end of the previous fiscal year due to an increase of new executions in investment in operating leases.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

	Three months ended June 30, 2017 (millions of yen)	Three months ended June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	46,520	54,524	8,004	17
Segment Profits	32,833	22,219	(10,614)	(32)

	As of March 31, 2018 (millions of yen)	As of June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	620,238	598,140	(22,098)	(4)

Segment revenues increased 17% to ¥54,524 million compared to ¥46,520 million during the same period of the previous fiscal year due to an increase in services income from facilities operations which resulted from sales of property under facility operations.

Segment expenses decreased compared to the same period of the previous fiscal year.

As a result of the foregoing and due to a decrease in equity in net income of affiliates which recognized significant gains on sales of investments in real estate joint ventures during the same period of the previous fiscal year, segment profits decreased 32% to ¥22,219 million compared to ¥32,833 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥598,140 million compared to the end of the previous fiscal year due primarily to sales of property under facility operations and rental properties.

Investment and Operation Segment: Environment and energy, principal investment, loan servicing (asset recovery), and concession

	Three months ended June 30, 2017 (millions of yen)	Three months ended June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	422,557	234,518	(188,039)	(45)
Segment Profits	16,657	11,905	(4,752)	(29)

	As of March 31, 2018 (millions of yen)	As of June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	856,348	876,811	20,463	2

Segment revenues decreased 45% to ¥234,518 million compared to ¥422,557 million during the same period of the previous fiscal year due to decreases in sales of goods in subsidiaries in the principal investment business which recognized significant demand during the same period of the previous fiscal year and in real estate sales resulting from the decrease in number of condominiums delivered.

Segment expenses decreased compared to the same period of the previous fiscal year in line with the aforementioned revenues decreases.

As a result of the foregoing, segment profits decreased 29% to ¥11,905 million compared to ¥16,657 million during the same period of the previous fiscal year.

Segment assets increased 2% to ¥876,811 million compared to the end of the previous fiscal year due primarily to increases in inventories and advances for property under facility operations in the environment and energy business.

Retail Segment: Life insurance, banking and card loan

	Three months ended June 30, 2017 (millions of yen)	Three months ended June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	112,597	102,815	(9,782)	(9)
Segment Profits	22,014	21,785	(229)	(1)

	As of March 31, 2018 (millions of yen)	As of June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,174,505	3,236,630	62,125	2

Segment revenues decreased 9% to ¥102,815 million compared to ¥112,597 million during the same period of the previous fiscal year mainly due to a decrease in investment income from assets under variable annuity and variable life insurance contracts because of the significant market improvement that had occurred during the same period of the previous fiscal year, despite an increase in life insurance premiums in line with an increase in in-force policies.

Segment expenses decreased compared to the same period of the previous fiscal year in line with the aforementioned decreased revenues.

As a result of the foregoing, segment profits decreased 1% to ¥21,785 million compared to ¥22,014 million during the same period of the previous fiscal year.

Segment assets increased 2% to ¥3,236,630 million compared to the end of the previous fiscal year due primarily to an increase in investment in securities in the life insurance business and an increase in installment loans in the banking business, despite the surrender of variable annuity and variable life insurance contracts.

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft- and ship-related operations

	Three months ended June 30, 2017 (millions of yen)	Three months ended June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	117,032	118,479	1,447	1
Segment Profits	42,799	40,006	(2,793)	(7)

	As of March 31, 2018 (millions of yen)	As of June 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,608,819	2,574,171	(34,648)	(1)

Segment revenues increased 1% to ¥118,479 million compared to ¥117,032 million during the same period of the previous fiscal year due to increases in operating leases revenues in our aircraft-related operations including gains on sales of aircraft and services income in the asset management business.

Segment expenses remained at the same level as the same period of the previous fiscal year.

As a result of the foregoing and due to a decrease in equity in net income of affiliates, segment profits decreased 7% to ¥40,006 million compared to ¥42,799 million in the same period of the previous fiscal year.

Segment assets decreased 1% to ¥2,574,171 million compared to the end of the previous fiscal year due primarily to decreases in investment in affiliates, and investment in securities in the Americas.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2018	As of June 30, 2018	Change
				Amount	Percent
Total Assets	(millions of yen)	11,425,982	11,371,902	(54,080)	(0)%
(Segment Assets)		9,098,918	9,117,155	18,237	0%
Total Liabilities	(millions of yen)	8,619,688	8,529,479	(90,209)	(1)%
(Long- and Short-term Debt)		4,133,258	4,000,795	(132,463)	(3)%
(Deposits)		1,757,462	1,790,695	33,233	2%
Shareholders’ Equity	(millions of yen)	2,682,424	2,712,205	29,781	1%
Shareholders’ Equity Per Share	(yen)	2,095.64	2,118.69	23.05	1%

Note :	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on “U.S. GAAP” Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets remained flat at ¥11,371,902 million compared to the end of the previous fiscal year. Investment in securities increased due primarily to the purchase of investment in securities in the life insurance business. On the other hand, investment in direct financing leases decreased due primarily to repayment from customers. In addition, segment assets remained flat at ¥9,117,155 million compared to the end of the previous fiscal year.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term debt and short-term debt decreased, and deposits increased compared to the end of the previous fiscal year.

Shareholders’ equity increased 1% to ¥2,712,205 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

(3) Medium-Term Strategic Directions FY2019-2021

ORIX Group manages its business portfolio by dividing it into six segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. Furthermore, taking risk and capital requirements into account, ORIX Group categorizes these six segments into three categories: “Finance,” “Operation” and “Investment” to describe its mid-term strategic directions.

The “Finance” business is ORIX Group’s customer base and source of information. However, given that the low interest rate environment makes growth difficult in the financial business, ORIX Group will continue to focus on “Operation” and “Investment” to grow stable earnings and will proactively enter new markets to nurture its next core businesses.

The “Operation” business for which operational risk is taken by ORIX Group is positioned as ORIX Group’s growth driver and source for new and stable earnings. ORIX Group will engage in M&A and expand new investment with a focus on the environment and energy business, asset management business, concession business and life insurance business as well as other new business areas coming from the change in society and the market.

The “Investment” business provides ORIX Group with opportunities to develop new businesses. ORIX Group focuses mainly on private equity businesses in Japan and overseas, aircraft- and ship-related operations and will expand the scale of those businesses.

From the fiscal year ending March 31, 2019, ORIX Group aims to achieve annual net income attributable to ORIX Corporation shareholders growth of between 4% and 8%, and to maintain ROE above 11%.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2018	As of June 30, 2018
Cash and Cash Equivalents		1,321,241	1,228,846
Restricted Cash		83,876	98,087
Investment in Direct Financing Leases		1,194,888	1,177,749
Installment Loans		2,823,769	2,824,840
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥17,260 million
June 30, 2018	¥28,112 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(54,672)	(56,960)
Investment in Operating Leases		1,344,926	1,339,458
Investment in Securities		1,729,455	1,761,823
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥37,631 million
June 30, 2018	¥18,465 million
Property under Facility Operations		434,786	438,637
Investment in Affiliates		591,363	581,025
Trade Notes, Accounts and Other Receivable		294,773	305,110
Inventories		111,001	122,907
Office Facilities		112,962	112,509
Other Assets		1,437,614	1,437,871
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥15,008 million
June 30, 2018	¥13,565 million

Total Assets		11,425,982	11,371,902

Liabilities and Equity
Short-Term Debt		306,754	238,177
Deposits		1,757,462	1,790,695
Trade Notes, Accounts and Other Payable		262,301	265,813
Policy Liabilities and Policy Account Balances		1,511,246	1,510,693
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥444,010 million
June 30, 2018	¥419,455 million
Current and Deferred Income Taxes		366,947	374,557
Long-Term Debt		3,826,504	3,762,618
Other Liabilities		588,474	586,926

Total Liabilities		8,619,688	8,529,479

Redeemable Noncontrolling Interests		7,420	7,473

Commitments and Contingent Liabilities

Common Stock		220,961	221,111
Additional Paid-in Capital		267,291	267,613
Retained Earnings		2,315,283	2,352,321
Accumulated Other Comprehensive Income (Loss)		(45,566)	(53,295)
Treasury Stock, at Cost		(75,545)	(75,545)

Total ORIX Corporation Shareholders’ Equity		2,682,424	2,712,205
Noncontrolling Interests		116,450	122,745

Total Equity		2,798,874	2,834,950

Total Liabilities and Equity		11,425,982	11,371,902

Note:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2018	As of June 30, 2018
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	10,465	7,453
Net change in debt valuation adjustments	0	348
Defined benefit pension plans	(20,487)	(20,500)
Foreign currency translation adjustments	(31,806)	(36,821)
Net unrealized losses on derivative instruments	(3,738)	(3,775)

Total	(45,566)	(53,295)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2017	Three months ended June 30, 2018
Revenues :
Finance revenues	57,363	56,559
Gains on investment securities and dividends	10,281	7,507
Operating leases	96,679	95,279
Life insurance premiums and related investment income	93,654	82,859
Sales of goods and real estate	347,115	154,455
Services income	187,205	207,258

Total Revenues	792,297	603,917

Expenses :
Interest expense	19,099	20,149
Costs of operating leases	61,738	62,737
Life insurance costs	67,773	57,013
Costs of goods and real estate sold	327,045	142,721
Services expense	112,469	118,111
Other (income) and expense, net	327	1,063
Selling, general and administrative expenses	105,962	105,156
Provision for doubtful receivables and probable loan losses	4,639	4,946
Write-downs of long-lived assets	1,085	26
Write-downs of securities	180	0

Total Expenses	700,317	511,922

Operating Income	91,980	91,995
Equity in Net Income of Affiliates	29,133	5,173
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	14,498	13,786

Income before Income Taxes	135,611	110,954
Provision for Income Taxes	44,670	30,922

Net Income	90,941	80,032

Net Income Attributable to the Noncontrolling Interests	1,179	34

Net Income Attributable to the Redeemable Noncontrolling Interests	50	51

Net Income Attributable to ORIX Corporation Shareholders	89,712	79,947

Note :

Revenues from guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” starting from the three months period ended June 30, 2018. The change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to the change, the presented amounts in the consolidated statements of income for the previous fiscal year have been reclassified retrospectively to conform to the presentation for the three months period ended June 30, 2018.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2017	Three months ended June 30, 2018
Net Income :	90,941	80,032

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(1,956)	238
Net change in debt valuation adjustments	0	(3)
Net change of defined benefit pension plans	(257)	(13)
Net change of foreign currency translation adjustments	5,614	(4,736)
Net change of unrealized gains (losses) on derivative instruments	145	(30)
Total other comprehensive income (loss)	3,546	(4,544)

Comprehensive Income	94,487	75,488

Comprehensive Income Attributable to the Noncontrolling Interests	150	23

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	39	347

Comprehensive Income Attributable to ORIX Corporation Shareholders	94,298	75,118

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued, and related amendments were issued thereafter. The core principle of these Updates requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company and its subsidiaries adopted these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. The adoption primarily resulted in changes in the timing of revenue recognition for performance fees received from customers regarding asset management business, and certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. The effect of adopting these Updates on the Company and its subsidiaries’ financial position at the adoption was mainly an increase of ¥405 million in retained earnings in the condensed consolidated balance sheets.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update requires an entity to measure equity investments at fair value, and requires recognizing the changes in fair value through earnings or using alternative method that requires carrying value to be adjusted by subsequent observable transactions. Additionally, this Update revises the presentation of certain fair value changes for financial liabilities measured at fair value. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly a decrease of ¥2,899 million in accumulated other comprehensive income and an increase of ¥2,899 million in retained earnings in the condensed consolidated balance sheets, due to reclassification of unrealized changes in fair value of equity investments from accumulated other comprehensive income to retained earnings, and reclassification of changes in fair value of financial liabilities resulting from a change in the instrument-specific credit risk when the Company and its subsidiaries have elected to measure the liabilities at fair value in accordance with the fair value option, from retained earnings to accumulated other comprehensive income.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥3,772 million in retained earnings in the condensed consolidated balance sheets.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Three Months ended June 30, 2017		Three Months ended June 30, 2018		March 31, 2018	June 30, 2018
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	25,456	10,225	25,004	7,820	991,818	976,117
Maintenance Leasing	68,346	9,894	69,858	9,696	847,190	855,286
Real Estate	46,520	32,833	54,524	22,219	620,238	598,140
Investment and Operation	422,557	16,657	234,518	11,905	856,348	876,811
Retail	112,597	22,014	102,815	21,785	3,174,505	3,236,630
Overseas Business	117,032	42,799	118,479	40,006	2,608,819	2,574,171

Segment Total	792,508	134,422	605,198	113,431	9,098,918	9,117,155

Difference between Segment Total and Consolidated Amounts	(211)	1,189	(1,281)	(2,477)	2,327,064	2,254,747

Consolidated Amounts	792,297	135,611	603,917	110,954	11,425,982	11,371,902

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

From the three months period ended June 30, 2018, VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable is included in each segment of segment revenues, segment profits and segment assets, and previous fiscal year’s statement have been reclassified as a result of this change.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

2. Geographic Information

	(millions of yen)

	Three Months Ended June 30, 2017
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	670,711	54,784	66,802	792,297
Income before Income Taxes	92,398	19,314	23,899	135,611

	(millions of yen)

	Three Months Ended June 30, 2018
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	485,406	48,590	69,921	603,917
Income before Income Taxes	70,263	28,868	11,823	110,954

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
*Note 3:

From the three months period ended June 30, 2018, regarding ORIX Corporation Europe N. V., both total revenues and the income before income taxes, previously disclosed in Others, are disclosed separately in the above areas, and previous fiscal year’s statement have been reclassified as a result of this change.

(8) Subsequent Events

There are no material subsequent events.